UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 18, 2022

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Execution of the Supplemental Indentures

As previously disclosed in its Form 6-K filed on August 17, 2022 (the “Closing 6-K”), Maxeon Solar Technologies, Ltd. (the “Company” or “Maxeon”) completed the sale of its 2027 Notes on August 17, 2022, pursuant to the Indenture entered on the same date (as amended or supplemented from time to time, the “Indenture”), by and among the Company, certain Guarantors, Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as collateral trustee (the “Collateral Trustee”); and, as previously disclosed in its Form 6-K filed on October 4, 2022 (the “Supplemental Indenture No. 1 6-K”), on September 30, 2022, Maxeon, the Trustee, and the Collateral Trustee entered into Supplemental Indenture No.1 (the “Supplemental Indenture No. 1”) to amend certain provisions of the Indenture.

On October 14, 2022, Maxeon, its subsidiary, SunPower Systems Sárl (“SunPower Systems”), the Trustee and the Collateral Trustee entered into Supplemental Indenture No. 2 (the “Supplemental Indenture No. 2”) pursuant to which SunPower Systems became a Guarantor under the Indenture and unconditionally guarantees all the obligations of Maxeon under the 2027 Notes and the Indenture.

Furthermore, on October 14, 2022, Maxeon, its subsidiary, SunPower Philippines Manufacturing Ltd. (“SunPower Philippines”), the Trustee, the Collateral Trustee and Rizal Commercial Banking Corporation – Trust and Investments Group (“RCBC”) entered into Supplemental Indenture No. 3 (the “Supplemental Indenture No. 3”, and together with Supplemental Indenture No.2, the “Supplemental Indentures”), pursuant to which RCBC was appointed as a Supplemental Collateral Trustee under the Indenture in respect of certain collateral to be granted by SunPower Philippines under a Philippine law governed all-asset omnibus security agreement.

Each of the Supplemental Indentures became effective upon execution thereof.

The Indenture, previously filed as Exhibit 99.1 to the Closing 6-K, is deemed incorporated herein by reference. Each capitalized term in this current report shall have the same meaning assigned to such term in the Closing 6-K and the Indenture, as applicable, unless otherwise specified.

The Supplemental Indenture No.1, previously filed as Exhibit 99.1 to the Supplemental Indenture No.1 6-K, is deemed incorporated herein by reference.

The foregoing description is only a summary and is qualified in its entirety by reference to each of the Supplemental Indentures that is attached to this Form 6-K as an exhibit and incorporated herein by reference.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Indenture No.2 dated October 14, 2022, by and among the Company, SunPower Systems Sárl, Deutsche Bank Trust Company Americas and DB Trustees (Hong Kong) Limited

99.2	Supplemental Indenture No.3 dated October 14, 2022, by and among the Company, SunPower Philippines Manufacturing Ltd., Deutsche Bank Trust Company Americas, DB Trustees (Hong Kong) Limited and Rizal Commercial Banking Corporation – Trust and Investments Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

Date: October 18, 2022	By:	/s/ Kai Strohbecke
		Name:	Kai Strohbecke
		Title:	Chief Financial Officer